Form 6-K/A
No. (1)
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of  April 2007
Commission file number: 0-15741
AB ELECTROLUX

(Translation of registrant’s name into English)
S:t Göransgatan 143, SE-105 45 Stockholm, Sweden

(Address of principal executive offices)
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AB ELECTROLUX (publ.)

Date: April 17, 2007	By /s/ Richard S. Pietch

PRESS RELEASE	Stockholm, April 17, 2007 Page 1 of 2

Bulletin from AB Electrolux Annual General Meeting 2007
The Annual General Meeting of AB Electrolux was held on Monday, April 16, 2007, in Stockholm.
Marcus Wallenberg, Peggy Bruzelius, Hans Stråberg, Louis R. Hughes, Barbara Milian Thoralfsson and Caroline Sundewall were re-elected to the Board. John Lupo, Johan Molin and Torben Ballegaard Sørensen were elected as new Board members. Marcus Wallenberg was appointed Chairman of the Board of Directors, replacing Michael Treschow, who declined re-election to the Board. The number of Board members elected by the AGM has thus increased to 9, as against 7 from the AGM 2006.
At the statutory Board meeting following the AGM, Peggy Bruzelius was re-elected Deputy Chairman of the Board.
The proposed dividend of SEK 4 per share was adopted. The record date was set as Thursday, April 19, 2007, and cash dividends are expected to be paid from VPC on Tuesday, April 24, 2007.
The parent company’s and the Group’s income statements and balance sheets were adopted. The Board of Directors and President were discharged from liability for the fiscal year 2006.
The AGM approved the proposals for yearly fees to the Board allocated as follows. SEK 1,500,000 to the Chairman of the Board of Directors, SEK 500,000 to the Deputy Chairman of the Board of Directors, SEK 437,500 to any other Director appointed by the General Meeting but not employed by the company. In addition, the AGM approved the proposed fees to the Board of Directors for committee work, to the members who are appointed by the Board of Directors: SEK 175,000 to the Chairman of the Audit Committee and SEK 75,000 to each of the members of the Committee and SEK 100,000 to the Chairman of the Remuneration Committee and SEK 50,000 to each of the members of the Committee. For each respective Board Member the approved individual fees are the same as the previous year. The Auditor’s fee is to be paid on approved account.
The AGM decided that the company shall have a Nomination Committee consisting of six members. The members should be one representative of each of the four largest shareholders in the company with regard to the number of votes held who wish to appoint such representatives, together with the Chairman of the Board of Directors (who should convene the first meeting) and one additional Director. The additional Director shall be appointed by the Board of Directors among the Directors who are independent in relation to the company.
The AGM decided to approve the Board of Directors’ proposal for remuneration guidelines for Group Management including the scope of and principles for Electrolux performance based, long-term incentive program for 2007.
In accordance with the proposal by the Board of Directors, the AGM decided to authorize the Board to transfer own shares in connection with company acquisitions during the period up until the AGM in 2008.

PRESS RELEASE	Stockholm, April 17, 2007 Page 2 of 2

The AGM also authorized transfers of repurchased B-shares to cover costs that may arise as a result of the previous employee stock-option programs for 2001-2003 and the Electrolux Performance Share Program 2005.
For full details on each proposal adopted by the AGM please refer to www.electrolux.com/agm where documentation related to the AGM is published.
Stockholm April 2007
AB Electrolux (publ)
THE BOARD OF DIRECTORS
Electrolux Press Hot Line is available at +46 8 657 65 07
Electrolux is a global leader in home appliances and appliances for professional use, selling more than 40 million products to customers in 150 countries every year. The company focuses on innovations that are thoughtfully designed, based on extensive consumer insight, to meet the real needs of consumers and professionals. Electrolux products include refrigerators, dishwashers, washing machines, vacuum cleaners and cookers sold under esteemed brands such as Electrolux, AEG-Electrolux, Zanussi, Eureka and Frigidaire. In 2006, Electrolux had sales of SEK 104 billion and 56,000 employees. For more information, visit http://www.electrolux.com/press.